2002 ANNUAL REPORT

FOSTERING GROWTH AND PROGRESS



Norwood
FINANCIAL CORP

Norwood Financial Corp

SUMMARY OF OPERATIONS

Summary Of Selected Financial Data
(Dollars In Thousands, Except Per Share Data)

	FOR THE YEARS ENDED DECEMBER 31				
	2002	2001	2000	1999	1998
NET INTEREST INCOME	$13,951	$13,554	$13,067	$12,134	$11,741
PROVISION FOR LOAN LOSSES	630	695	480	470	720
OTHER INCOME	3,004	2,802	2,489	1,954	1,697
OTHER EXPENSE	10,349	9,858	9,712	8,596	8,089
INCOME BEFORE INCOME TAXES	5,976	5,803	5,364	5,022	4,629
INCOME TAX EXPENSE	1,623	1,601	1,504	1,514	1,393
NET INCOME	$4,353	$4,202	$3,860	$3,508	$3,236
NET INCOME PER SHARE — BASIC	$2.55	$2.50	$2.32	$2.09	$1.93
NET INCOME PER SHARE — DILUTED	$2.52	$2.48	$2.31	$2.08	$1.91
CASH DIVIDENDS DECLARED	0.90	0.82	0.71	0.59	0.50
RETURN ON AVERAGE ASSETS	1.21%	1.25%	1.21%	1.19%	1.21%
RETURN ON AVERAGE EQUITY	11.60%	12.54%	13.75%	12.81%	12.38%
BALANCES AT YEAR-END					
TOTAL ASSETS	$367,468	$346,029	$326,731	$314,827	$279,017
LOANS RECEIVABLE	217,970	214,194	216,477	205,160	186,919
TOTAL DEPOSITS	291,852	274,923	252,959	243,507	233,767
STOCKHOLDERS' EQUITY	40,125	35,116	31,370	26,654	27,728
TRUST ASSETS UNDER MANAGEMENT	60,102	57,533	54,542	57,980	52,493
BOOK VALUE PER SHARE	$22.64	$20.05	$17.99	$15.28	$15.56
TIER 1 CAPITAL TO RISK ADJUSTED ASSETS	15.06%	13.78%	12.78%	11.98%	12.30%
TOTAL CAPITAL TO RISK ADJUSTED ASSETS	16.57%	15.30%	14.27%	13.50%	14.00%
ALLOWANCE FOR LOAN LOSSES TO TOTAL LOANS	1.44%	1.50%	1.52%	1.63%	1.78%
NON-PERFORMING ASSETS TO TOTAL ASSETS	0.07%	0.21%	0.22%	0.24%	0.30%



Building Prosperous Communities.

Message From The President **2**

Wayne Bank: Facilitating Growth **4**

Management's Discussion & Analysis **15**

Consolidated Average Balance Sheets **28**

Independent Auditors' Report **30**

Consolidated Balance Sheets **31**

Consolidated Statements Of Income **32**

Consolidated Statements Of Stockholders' Equity **33**

Consolidated Statements Of Cash Flows **34**

Notes To Consolidated Financial Statements **35**

Investor Information **52**

Evolution. Progression. Growth.

TO OUR SHAREHOLDERS

WHILE operating results for 2002 only showed a slight improvement from 2001, it was nevertheless a record year for Norwood Financial Corp. Earnings, dividends paid, and total assets reached all time highs. Other operating ratios such as capital, asset quality and liquidity, also reflected substantial improvement and rank in the top quartile of our peer group. As a result, at the December Board Meeting, your directors voted for and approved a 9.1% increase in the quarterly dividend, increasing it from $.22 to $.24 per share effective February 1, 2003.

Our earnings for the year-ended December 31, 2002, totaled $4,353,000, and represented a 3.6% increase over the $4,202,000 earned in the similar period of 2001. Earnings per share (diluted) increased to $2.52 per share, compared to $2.48 in 2001. The growth in earnings was principally attributable to a higher level of earning assets resulting in an increase in net interest income. The return on average assets for the year was 1.21%, with a return on average equity of 11.60%.

Total assets at December 31, 2002, were $367.5 million, with loans receivable of $218.0 million, deposits of $291.9 million and stockholders' equity of $40.1 million. Total assets have increased $21.4 million, or 6.2% from December 31, 2001.

Our loans increased $3.8 million, from December 31, 2001. We are seeing continued strong growth in residential mortgages, both new construction and refinancing, and in commercial real estate financing. Each of these portfolios is up over 10% from last year. However, this growth has been partially offset by a planned reduction in the Company's indirect automobile lending and leasing portfolios, which have declined $13.2 million since December 31, 2001.

The allowance for loan losses totaled $3,146,000 and represented 1.44% of total loans at December 31, 2002. Our credit quality remains strong with non-performing assets (including foreclosed real estate) of $242,000, which is only .07% of total assets, declining significantly from $737,000, and .21% of total assets at December 31, 2001. As stated, the automobile leasing portfolio continued to runoff, with total leases of $1.6 million at December 31, 2002, compared to $6.1 million at December 31, 2001. Losses on lease residuals (included in other expense) totaled $870,000 for 2002, increasing from $630,000 in 2001, as we liquidated more vehicles in 2002 and experienced a soft used car market. At year end 2002, we had 120 automobiles in the leasing portfolio compared to 461 vehicles in 2001. As a result, we feel optimistic that lower lease losses will have a positive effect on operating earnings going forward.

Deposits increased $16.9 million or 6.2% from last year, with growth in almost all deposit types. Our new checking product, "Simply Free," has been very popular. In these times of continued uncertainty in the financial markets, our customers appreciate the safety and soundness of Wayne Bank deposits.

The interest rate environment continues to be a challenge, with rates remaining at 40 year lows. In November, the Federal Open Market Committee reduced its target for short-term rates by another 50 basis points. This did cause pressure on our net interest margin. However, for the year, our net interest income did increase $397,000 to $13,951,000. The 2002 results include $427,000 of gains on sales of securities, principally equity holdings in other financial holding companies (included in other income), compared to $212,000 in similar gains in 2001. We felt it was prudent to take gains on securities that appeared to be attractively valued by the market.

During 2002, our Trust Department completed a successful operating system upgrade. One of the enhancements achieved as a result of this upgrade was increased capabilities with respect to reporting and measuring investment return results for the Trust Department's actively managed Investment Accounts. We also completed enhancements to our check processing system. This gives our branch staff access to more customer information and provides a foundation to support service improvements planned for the future.

We are actively working on new branch locations, as we want to expand our branch network to better serve new and existing customers. Site selections have been made, and plans are moving through the various approval processes. We are also working on a number of other technology enhancements and new products, with announcements to come in the near future.

We would be remiss if we did not extend a special thanks to all 122 employees who made all the above possible. During the course of the year, we hired two great additions to our staff, Mary Alice Petzinger, as Milford Community Office Manager, and Doreen Swingle as Residential Lending Officer. We would also like to recognize the following employees who were promoted throughout the year, as their contributions were significant to the organization: **Eli Tomlinson,** *Vice President, Network Administrator,* **Carolyn Gwozdziewycz,** *Vice President and Hawley Community Office Manager,* **Annette Jurkowski,** *Trust Operations Officer*

During 2002, there has been much concern over corporate governance and accounting practices. We are committed to a conservative and long term management approach with accurate financial reporting, and easy to understand disclosures of our business activities, all under the guidance and supervision of an independent board of directors.

In closing, you can be assured, we plan to continue to look for ways to enhance your investment in Norwood Financial and want to thank you for your continued support.

William W. Davis, Jr., *President and Chief Executive Officer*

Russell L. Ridd, *Chairman of the Board*

HOLDERS



Growing Prosperity...

HONES

WAYNE COUNTY

Since its founding in 1798, Wayne County has transformed its natural resources into prosperity. From the canals and railways of the early 1800s to today's thriving tourist trade, the county has stewarded its woodlands, mountains and streams to support a growing population of 48,000. Seated in the historic town of Honesdale, and home to popular Lake Wallenpaupack, Wayne County plies its beauty, thriving spirit and small-town flavor to transform guests into neighbors.

Honesdale bustles with Saturday morning shoppers, city folks out for a weekend at the bed and breakfast, people browsing the stores on Main Street, looking for antiques, a new hammer, a baby gate.

On a side street, a silver-haired man sits on his porch, enjoying the morning breeze. Friday afternoon he'd met with Wayne Wilcha, Senior Vice President of the Trust Department at Wayne Bank, and ironed out the wrinkles in passing the business to his boys. He'd been so successful these last few years that his old financial plan started keeping him up at night. Things could fall through the cracks and the children lose what was rightfully theirs. Now everything was safe, though. Mr. Wilcha and his staff had given him good advice on where to put his retirement fund, and how to keep the boys' estate taxes to a minimum. They'd talked about how the Bank would execute his estate plan when he was gone. Why, he'd even signed up for the Bank's securities custodial services. He'd been keeping after those investment records his entire adult life, and the time had come to do something else; like fish with his grandson and plant those roses his wife wanted at the back of the garden.

The kids were coming over for lunch. He would tell them about the new plan, how he had made sure everything would work smoothly for them. He could smell the chicken in the oven already... he tapped his fingertips together, and he smiled.



PIKE COUNTY

In the 1990s, Pike County boasted an astonishing 65.2% growth rate, the fastest in Pennsylvania. The construction industry rivals tourism as people flock to build first and second homes in this region of charming 18th century towns, timeless scenery and contemporary arts, shops and restaurants. The Commonwealth projects that more and more people, whether they work in the New York metropolitan area or the tri-state region, will call Pike County their own in the next decade.

Growing Neighborhoods...

On the outskirts of Milford, on a muddy half acre surrounded by rolling woodlands, a dream is coming true. An earthmover grades the soil behind the yellow skeleton of a new house, a house that has been planned and hoped for every day of the five years since its young owners married.

Reveling in the din of the bulldozer and the sharp report of the nailgun, the couple walks the circumference of their new property, plotting where to put the shed and where the swingset. Sure, they could have gotten a mortgage somewhere else, but they already knew the people at Wayne Bank, where they had their checking and savings accounts. They knew Bill Kerstetter, Vice President of Commercial Lending, and were appreciative of how warm and helpful Mary Alice Petzinger, the Community Office Manager and the rest of the customer service people were. And Wayne Bank's rates were competitive too, so why look farther? The couple loved the homey feeling of their neighborhood — that small-town atmosphere that caught their imagination the first time they visited the area, back before they were even married — and they liked that their Bank was part of that. It wasn't some faceless conglomerate, it was their Bank in their town. And that meant as much to them as the little apple tree they were beginning to envision in the front yard.



Growing Industry...

STROUD

MONROE COUNTY

The Pocono Mountains' beauty and proximity to New York City have made Monroe County a vacation Mecca. Interstate highways facilitate a growing permanent population — a 44.5% leap from 1990 to 2000 — as commuters seek the high quality of life the county provides. Additional industry has sprung up to serve the greater population, a trend expected to continue as the county doubles in size again in the next twenty years.

The parking lot of the motel is full, cars and SUVs topped with ski-racks, back seats piled with parkas. What a wonderful winter it's been! The motel owner can see the snowmakers running on the mountain, low white clouds hanging over the trails. Another fine weekend in store!

At the front desk, he finishes the linen order and puts it in his mother's in-box. He rearranges the flowers on the desk and looks around the small lobby. The place looks great since the remodeling. New carpet, new wallpaper, new furniture. New bathrooms in the older wing. Old faithful customers — the ones who come out four or five times a year — love the updated look. And he'd had more new customers this year than in the past five years. He remembers the day he sat down with Ed Kasper, Senior Vice President, and Bill Henigan, Vice President, the commercial lenders from Wayne Bank. His mother and father, wife and son were there beside him. He'd felt nervous as he signed the papers, but what a good decision it had been! The new look had given the place just the lift it needed. He felt sure now that his son would have a thriving business to grow into. And speaking of his son...he taps the boy's shoulder. "Look at the desk," he says. The teenager glances over from his electronic game. "No mints, no business cards," he says, and disappears through the supply room door. The motel owner smiles broadly as the first early riser comes into the lobby.

A good decision indeed.


SBURG

Growing Convenience...

ANYWH

WHERE YOU ARE

In 1972, no one had ever seen an automatic teller machine. In 1992, no one banked online. Now we make loan payments, check balances and transfer funds online or on the phone whenever we want. Check cards keep our wallets trim, but we can access cash anytime we need it. Every year technology makes banking simpler and more convenient. This year's revolution is next year's commonplace. What next?

In a pleasant kitchen in northeastern Pennsylvania, a woman sips her coffee and flips through her ATM receipts and checking account statement. A laptop computer on the counter displays her Wayne Bank checking and savings accounts on the Bank's website. She notices that a check she wrote two months ago to her favorite charity still hasn't been cashed! Was that possible? She phones the bank's customer service department.

A cheerful representative answers her call. Quickly he accesses her account and, consulting the same digital images of her checks that the woman sees on her printed statement, the representative immediately verifies that, unlikely as it seems, the organization has not deposited her check yet. They wonder together whether she should contact the charity to see if they received the money? She makes a note to call tomorrow. She thanks the customer service rep and tells him how much she likes the new statements. Just wait, he says. By next year, in addition to viewing her accounts and transferring funds on the Web, she will be able to see images of her cancelled checks, even flip the virtual checks over to see who endorsed them!

Satisfied that the Bank helped her so easily, the woman files away her papers, pleased to be spared the bulky cancelled checks that used to accompany the statement. She clicks her laptop shut and scratches "banking" off the checklist of what must be done before the dinner party that evening.


R E

Growing Steadily...

10 LOCATIONS

ADMINISTRATIVE OFFICES:

717 Main Street
P.O. Box 269
Honesdale, PA 18431

COMMUNITY OFFICES:

717 Main Street
Honesdale, PA 18431

254 Willow Avenue
Honesdale, PA 18431

Belmont & Water Streets
Waymart, PA 18472

Route 6
Hawley, PA 18428

111 West Harford Street
Milford, PA 18337

Weis Market, Route 590
Hamlin, PA 18427

Richardson Avenue
Shohola, PA 18458

Route 370 & Lake Como Road
Lakewood, PA 18439

Stroud Mall & Route 611
Stroudsburg, PA 18360

Route 739, LV Shopping Plaza
Lords Valley, PA 18428

Grand Union
Matamoras/Westfall (ATM only)

THE BOARD OF DIRECTORS



Charles E. Case



William W. Davis, Jr.
President and Chief Executive Officer



John E. Marshall
Secretary of the Board



Daniel J. O'Neill



Dr. Kenneth A. Phillips



Gary P. Rickard



Russell L. Ridd
Chairman of the Board



Harold A. Shook



Richard L. Snyder

SENIOR MANAGEMENT



William W. Davis, Jr.
President and Chief Executive Officer



Lewis J. Critelli
Executive Vice President and Chief Financial Officer



Edward C. Kasper
Senior Vice President



John H. Sanders
Senior Vice President



Joseph A. Kneller
Senior Vice President



Wayne D. Wilcha
Senior Vice President and Trust Officer


Lakewood
NEW YORK
Honesdale
Waymart
Hawley
Hamlin
PENNSYLVANIA
Shohola
Lords Valley
Milford
N
Stroudsburg
NEW JERSEY

Norwood
FINANCIAL CORP

CONSOLIDATED FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

This management's discussion and analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (The Company) and its subsidiary Wayne Bank (the Bank) for the years ended December 31, 2002, 2001, and 2000. This section should be read in conjunction with the consolidated financial statements and related footnotes.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Critical Accounting Policies

Note 2 to the Company's consolidated financial statements (incorporated by reference in Item 8 of the 10-K) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

The most significant estimate in the preparation of the Company's financial statements are for the allowance for loan losses and accounting for stock options. Please refer to the discussion of the allowance for loan losses calculation under "Non-Performing Assets and Allowance for Loan Losses" in the "Financial Condition" section below. The Company accounts for their stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation is reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date. The Company currently has no intentions of adopting the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Results of Operations - Summary

Net income for the Company for the year 2002 was $4,353,000 compared to $4,202,000 for the year 2001. This represents an increase of $151,000 or 3.6% over the prior year. Basic and diluted earnings per share for 2002 were $2.55 and $2.52 increasing from $2.50 and $2.48, respectively, in 2001. The return on average assets (ROAA) for the year ended December 31, 2002 was 1.21%, with a return on average equity (ROAE) of 11.60%.


NET INCOME
($000)
1998
$3,236
1999
$3,508
2000
$3,860
2001
$4,202
2002
$4,353

The increase in earnings was principally attributable to a higher level of net interest income and growth in other income. Net interest income, on a fully taxable equivalent basis (fte), totaled $14,479,000 in 2002, compared to $14,041,000 in 2001. The improvement in net interest income was due to $22.1 million growth in average earning assets during 2002, which offset a declining net interest margin.

The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

	Year-ended December 31, *(in thousands)*				
	2002	2001	2000	1999	1998
Allowance balance as beginning of period	$ 3,216	$ 3,300	$ 3,344	$ 3,333	$ 3,250
Charge-Offs:					
Commercial and all other	(34)	(12)	-	(12)	(294)
Real Estate	(122)	(11)	(9)	(17)	(14)
Consumer	(608)	(711)	(589)	(419)	(366)
Lease Financing	(30)	(152)	(170)	(184)	(115)
Total	(794)	(886)	(768)	(632)	(789)
Recoveries:					
Commercial and all other	-	8	54	74	89
Real Estate	13	1	73	-	7
Consumer	72	85	88	83	50
Lease Financing	9	13	29	16	6
Total	94	107	244	173	152
Provision expense	630	695	480	470	720
Allowance balance at end of period	$ 3,146	$ 3,216	$ 3,300	$ 3,344	$ 3,333
Allowance for loan losses as a percent of total loans outstanding	1.44%	1.50%	1.52%	1.63%	1.78%
Net loans charged off as a percent of average loans outstanding	.33%	.36%	.25%	.23%	.34%
Allowance for loan losses as a percent of non-performing loans	1,423.5%	470.9%	484.6%	508.9%	535.8%

The following table sets forth information regarding non-performing assets. The Bank had no troubled debt restructurings as defined in SFAS No. 114. As of December 31, 2002, there were no loans not previously discussed where known information about possible credit problems of borrowers cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

	Year-ended December 31, *(in thousands)*				
	2002	2001	2000	1999	1998
Non-accrual loans:					
Commercial and all other	$ -	$ 64	$ 64	$ 64	$ 65
Real estate	213	597	518	513	503
Consumer	3	11	-	19	20
Total	216	672	582	596	588
Accruing loans which are contractually past due 90 days or more	5	11	98	61	34
Total non-performing loans	221	683	680	657	622
Foreclosed real estate	21	54	27	110	204
Total non-performing assets	$ 242	$ 737	$ 707	$ 767	$ 826
Non-performing loans to total loans	.10%	.32%	.31%	.32%	.33%
Non-performing loans to total assets	.06%	.20%	.21%	.21%	.22%
Non-performing assets to total assets	.07%	.21%	.22%	.24%	.30%

Securities

The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities; municipal obligations, and corporate debt. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have a trading account. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. At December 31, 2002, the HTM portfolio totaled $6.2 million and consisted of longer-term municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair value with any unrealized gains or losses recorded as an adjustment to capital and reported in the equity section of the balance sheet as other comprehensive income. At December 31, 2002, $114.8 million in securities were so classified and carried at their fair value, with unrealized appreciation; net of tax, of $2,491,000, included in Accumulated other comprehensive income in stockholders' equity.

At December 31, 2002, the average life of the portfolio was 2.3 years compared to 3.5 years at the prior year-end. The decrease was due to increased cash flow from the mortgage-backed securities, which were impacted by the low interest rate environment in 2002 and the purchase of short-term callable US Government Agency bonds. Total purchases for the year were $69.4 million with securities called, maturities and cash flow of $46.3 million and sales of $6.5 million. The purchases were funded principally by cash flow from the portfolio and deposit growth.

At December 31, 2002, the Company's securities portfolio (HTM and AFS) totaled $121.0 million with the mix as follows: U.S. Government agencies 27.4%; mortgage-backed securities, 44.1%; municipal obligations, 17.7%; corporate obligations, 9.4% and equity securities of other financial institutions, 1.4%. The portfolio had $13.2 million of adjustable rate instruments at December 31, 2002. The portfolio contained no structured notes, step-up bonds and no off-balance sheet derivatives were in use. The portfolio totaled $102 million at year-end 2001.

Deposits

The Company, through the ten branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CD) with terms of up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis.

Total deposits at December 31, 2002, were $291.9 million increasing from $274.9 million at year-end 2001, an increase of $17.0 million or 6.2%. The increase was principally in core transaction accounts and retail time deposits. Interest bearing demand deposits, which are principally retail checking accounts, increased $5.5 million, or 15.6%, to $40.4 million. The Company's premium money market product, the Investor Account (included in money market deposit accounts), increased $3.8 million, or 33.4% to $15.3 million. In addition, savings deposit products increased $6.7 million, or 15%, to $51.6 million.

Time deposits over $100,000, which consist principally of school district and other public funds, with maturities generally less than one year, were $29.5 million at December 31, 2002, compared to $27.4 million at year-end 2001.

These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and relative cost of other funding sources.

As of December 31, 2002, non-interest bearing demand deposits totaled $33.5 million, increasing $1.7 million from the prior year-end. These are principally commercial deposits. In addition, the Company has $7.5 million of cash management accounts included in short-term borrowings. These balances represent commercial customers' excess funds invested in over-night securities, which the Company considers core-funding.

Market Risk

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet must be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. At December 31, 2002, the level of net interest income at risk in a 200 basis points increase or decrease was within the Company's policy limits.

Imbalance in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

At December 31, 2002, the Bank had a positive 90 day interest sensitivity gap of $31.7 million or 8.6% of total assets. A positive gap means that rate-sensitive assets are greater than rate-sensitive liabilities at the time interval. This would indicate that in a declining rate environment, the yield on interest-earning assets would decrease faster than the cost of interest-bearing liabilities in the 90 day time frame. The repricing intervals are managed by ALCO strategies, including adjusting the average life of the investment portfolio, pricing of deposit liabilities to attract longer term time deposits, loan pricing to encourage variable rate products and evaluation of loan sales of longer term mortgages.

The Company analyzes and measures the time periods in which rate sensitive assets (RSA) and rate sensitive liabilities (RSL) will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. The operating results of the Company are not subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of December 31, 2002 (in thousands)

	3 Months or Less	3 through 12 Months	1 through 3 Years	Greater Than 3 Years	Total
Federal Funds sold and					
Interest bearing deposits	$ 6,665	$ -	$ -	$ -	$ 6,665
Securities (1)	29,034	32,698	39,885	19,430	121,047
Loans Receivable (1)	71,019	35,145	50,141	61,665	217,970
Total rate sensitive assets (RSA)	$ 106,718	$67,843	$ 90,026	$ 81,095	$345,682
Non-maturity interest					
Bearing deposits(2)	$ 22,872	$ 29,618	$ 78,454	$ -	$ 130,944
Time Deposits	31,258	63,693	20,239	12,265	127,455
Other	20,862	2,637	3,517	5,000	32,016
Total rate sensitive liabilities (RSL)	$ 74,992	$ 95,948	$ 102,210	$ 17,265	$ 290,415
Interest sensitivity gap	$ 31,726	($28,105)	($ 12,184)	$ 63,830	$ 55,267
Cumulative gap	31,726	3,621	(8,563)	55,267	
RSA/RSL-cumulative	142.3%	102.1%	96.9%	119.0%	

(1) Included in the period in which interest rates are next scheduled to adjust or in which they are due. Prepayment speeds are based on historical experience and management judgment.

(2) Non-maturity deposits are generally subject to immediate withdrawal. However, based on retention experience in various interest rate environments, management considers the deposits to have longer effective maturities.

Liquidity

Liquidity can be viewed as the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, cash flow from asset maturities, loan repayments and securities.

At December 31, 2002, the Company had cash and cash equivalents of $16.2 million in the form of cash, due from banks, federal funds sold and short-term deposits with other institutions. In addition, the Company had total securities available for sale of $114.8 million, which could be used for liquidity needs. This totals $131.0 million and represents 35.7% of total assets compared to $113.1 million and 32.7% of total assets at December 31, 2001. The Company also monitors other liquidity measures, all of which were within the Company's policy guidelines at December 31, 2002. The Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB) and other correspondent banks, which support liquidity needs. The approximate borrowing capacity from the FHLB was $120.4 million. At year-end 2002, the Company had $23 million in borrowings from the FHLB, decreasing from $25 million at December 31, 2001.

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, at

December 31, 2002 totaled $33,501,000. This consisted of $10,438,000 in commercial real estate, construction, and land development loans, $4,290,000 in home equity lines of credit, $1,298,000 in standby letters of credit and the remainder in other unused commitments. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Company has no investment in or financial relationship wtih any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

The following table represents the aggregate on and off balance sheet contractual obligations to make future payments.

Contractual Obligations

	December 31, 2002				
	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Total
			(In Thousands)		
Time Deposits	$ 94,952	$ 20,239	$ 12,264	$ --	$ 127,455
Long Term Debt	--	5,000	5,000	13,000	23,000
Operating Leases	101	156	27	--	284
	$ 95,053	$ 25,395	$ 17,291	$ 13,000	$ 150,739

The Company is not aware of any known trends or any known demands, commitments, events or uncertainties, which would result in any material increase or decrease in liquidity.

Results of Operations

NET INTEREST INCOME (fte)
($000)



1998
$12,021
1999
$12,475
2000
$13,424
2001
$14,041
2002
$14,479

Net Interest Income

Net interest income is the difference between income earned on loans and securities and interest paid on deposits and borrowings. For the year ended December 31, 2002, net interest income on a fully taxable basis (fte) was $14,479,000 an increase of $438,000 or 3.1%, over 2001. The resulting fte net interest spread and net interest margin for 2002 were 3.82% and 4.26%, respectively, compared to 3.76% and 4.42%, respectively, in 2001.

Interest income (fte) for the year ended December 31, 2002 totaled $22,092,000 compared to $24,251,000 in 2001. The decrease was principally due to lower interest rates in 2002, with an average prime rate of 4.67% and Federal Funds target rate of 1.67%, compared to 6.86% and 3.86%, respectively, on average, for 2001. As a result of the lower interest rates, the yield on earning assets declined 113 basis points, to 6.51% in 2002.

The earning asset yield was also unfavorably impacted by a change in the asset mix, as a result of deposits increasing more than loans. On average in 2002, loans represented 63.0% of earning assets compared to 67.7% in 2001. The offset was an increase in lower yielding Federal Funds sold, 4.6% of average earning assets compared to 2.6% in 2001, and AFS securities, 30.5% of average earning assets, increasing from 27.5%.

Interest income earned on loans totaled $15,651,000 with a yield of 7.32% in 2002 decreasing from $17,934,000 with a yield of 8.35% in 2001. The decline in the yield was due in part to the lower interest rate environment with an average prime rate of 4.67% in 2002 compared to 6.86% in 2001. Loans averaged $213.8 million in 2002, compared to $214.9 million in 2001.

Securities available for sale averaged $103.6 million in 2002 with an fte interest income of $5,633,000 and a yield of 5.44% compared to $87.2 million, $5,450,000 and 6.25%, respectively, in 2001. The decrease in yield was principally due to the lower interest rate environment in 2002. During 2002, cash flows on mortgage-backed securities increased in the lower interest rate environment. These amounts were generally reinvested in lower coupon mortgage-backed securities, callable US Government agency securities and short-term tax-exempt municipal obligations.

Interest expense for the year-end December 31, 2002 totaled $7,613,000, declining from $10,210,000 in 2001. The average cost of interest-bearing liabilities in 2002 was 2.69%, a decrease of 119 basis points from 3.88% in 2001. In the lower rate environment of 2002, the Company was able to reduce its cost of interest bearing deposits to 2.45% from 3.65% in 2001.

Federal Funds sold, which represent overnight investments of liquidity, increased in 2002, as deposit growth exceeded loan activity. For 2002, Federal Funds averaged $15.6 million at a yield of 1.66% compared to $8.3 million and 3.15% in 2001.

For the year ended December 31, 2001, net interest income on a fully taxable basis (fte) was $14,041,000, an increase of $617,000 or 4.6% over 2000. The resulting fte net interest spread and net interest margin for 2001 were 3.76% and 4.42%, respectively, compared to 3.84% and 4.47% over 2000.

Total fte interest income for 2001 was $24,251,000, a decrease of $50,000 from the prior year. Interest rates declined significantly during 2001. At December 31, 2001, the prime rate was 4.75%, federal funds target rate was 1.75% and the Two Year Treasury Note was 3.02%, compared to 9.50%, 6.50% and 4.86%, respectively at year-end 2000. As a result, the earning asset yield decreased 45 basis points to 7.64% from 8.09% in 2000. This decline was partially offset by the earnings on $17.2 million growth in average earning assets. Interest expense totaled $10,210,000 for 2001, declining from $10,877,000 in 2000. With the generally lower interest rate environment in 2001, the Company's cost of interest-bearing liabilities decreased to 3.88% from 4.25% in the prior year. As a result of a 45 basis point decrease in the earning asset yield partially offset by a 37 basis point decrease in cost of interest-bearing liabilities, net interest spread declined 8 basis points to 3.76% compared to 3.84% in 2000. Net interest margin, which is the measurement of the net return on earning assets, also decreased 5 basis points to 4.42% in 2001 from 4.47%. The net interest margin was unfavorably impacted by the mix of earning asset growth, with 78% of the growth due to securities and short-term investments and 22% in loans, with the securities and short-term investments at a yield of 5.98%, which is lower than the 8.35% yield on loans.

Interest income earned on loans totaled $17,934,000 with a yield of 8.35% in 2001 decreasing from $18,217,000 with a yield of 8.63% in 2000. The decline in the yield was due in part to the lower interest rate environment with an average prime rate of 6.86% in 2001 compared to 9.35% in 2000. Average loans increased $3.7 million to $214.9 million. Loans receivable represented 67.7% of average earning assets in 2001.

Securities available for sale averaged $87.2 million in 2001 with an fte interest income of $5,450,000 and a yield of 6.25% compared to $80.8 million, $5,399,000 and 6.68%, respectively, in 2000. The decrease in yield was principally due to the lower interest rate environment in 2001. During 2001, cash flows on mortgage-backed securities increased in the lower interest rate environment. These amounts were generally reinvested in lower coupon mortgage-backed securities, short-term corporate bonds and tax-exempt municipal obligations.

Interest-bearing deposits averaged $230.9 million increasing $15.8 million from the average in 2000. The cost of interest bearing deposits for 2001 was 3.65% compared to 3.97% in 2000. Other borrowings, which consist of advances from the FHLB, decreased on average to $24.5 million in 2001, compared to $33.9 in 2000. The Company used deposit growth to pay-off the borrowings.

Federal Funds sold, which represent overnight investments of liquidity increased in 2001, as deposit growth exceeded loan activity. For 2001, Federal Funds averaged $8.3 million at a yield of 3.15% compared to $521,000 and 5.95% in 2000.

Other Income

Other income totaled $3,004,000 in 2002, an increase of $202,000 or 7.2% over the $2,802,000 in 2001. Other income represented 17.2% of total revenues increasing from 16.6% in 2001.

Service charges and fees were $1,788,000 in 2002 compared to $1,661,000 in 2001, an increase of $127,000. The increase is due in part to growth in fee-based retail deposit accounts, with service charges increasing $66,000, and debit card activity, which generated $166,000 in revenues, increasing from $134,000 in 2001. In addition, fees related to non-sufficient funds (nsf) in checking accounts increased $64,000, due to increased volume.

Income from fiduciary activities was $236,000 in 2002 compared to $256,000 in 2001, with the decrease principally due to a lower level of estate fees in 2002. Commissions on sales of annuities and mutual funds were $136,000 on sales of $4.9 million in 2002, declining from revenues of $267,000 on sales of $9.2 million in 2001. In 2002, the Company sold $5.4 million of residential mortgages into the secondary market at a gain of $82,000 compared to $2.2 million of loans sold, at a gain of $48,000 in 2001. The loans sold were principally 30-year mortgages with coupons above the current market rate.

The Company had net gains on sales of securities of $427,000 compared to $212,000 in 2001. The Company sold selected equity holdings of other financial institutions, which appeared attractively priced and corporate bonds.

Other income totaled $2,802,000 in 2001, an increase of $313,000 or 12.6% over 2000. Other income represented 16.6% of total revenues increasing from 15.6% in 2000.

Service charges and fees were $1,661,000 in 2001 compared to $1,486,000 in 2000, an increase of $175,000. The increase is due in part to growth in fee-based retail checking accounts, which increased by $52,000, and the Wayne Bank Visa Check Card which generated $134,000 in revenues, increasing from $97,000 in 2000. In addition, loan related fees, which include documentation charges and fees related to a loan promotion, increased $62,000.

Commissions on sales of mutual funds, annuities and discount brokerage through Norwood Investment Corp totaled $267,000 on sales of $9.2 million compared to $201,000 in revenues on sales of $6.8 million in 2000. In 2000, the Company sold its portfolio of mortgage servicing rights (MSR) for a net gain of $105,000 with a total gain on MSR and residential mortgage loans sold of $231,000, compared to a $48,000 gain on loans sold in 2001. Earnings on the cash surrender value (CSV) of bank owned life insurance (BOLI), the proceeds of which were used to fund employee benefit plans, were $199,000 compared to $166,000 in 2000. Income on fiduciary activities totaled $256,000 for 2001, compared to $288,000 in 2000. The decrease was due in part to a lower level of estate income in 2001.

The Company had $212,000 in net realized gains on sales of securities in 2001, compared to $35,000 in 2000. The increase was due to gains on the sale of selected longer-term mortgage-backed securities, shorter-term corporate bonds and an equity holding of another bank.

Other Income *(dollars in thousands)*

For the year-ended December 31	2002	2001	2000
Service charges on Deposit Accounts	$ 415	$ 358	$ 292
ATM Fees	187	167	144
NSF Fees	571	507	509
Merchant Card Processing	88	111	114
Loan related service fees	254	240	183
Debit Card	166	134	97
Fiduciary activities	236	256	288
Mutual Funds & Annuities	136	267	201
Gain on Sales of MSR & Loans	82	48	231
CSV on Life Insurance	203	199	166
Other Income	239	303	229
Net realized gains on sales of securities	427	212	35
Total	$ 3,004	$ 2,802	$ 2,489

Other Expenses

Other expenses totaled $10,349,000 in 2002, an increase of $491,000 or 5.0% over $9,858,000 in 2001. Salaries and employee benefit costs, which represented 46.8% of total other expense, were $4,847,000, for 2002, an increase of $205,000 or 4.4%. The increase was principally due to increasing costs of health insurance and other benefit plans.

Losses on lease residuals were $870,000 in 2002 increasing from $630,000 in 2001. The increase was principally due to higher number of cars liquidated in 2002 and a soft used car market. The scheduled lease terminations for 2003 are 66, significantly less than the 259 scheduled in 2002. These losses were partially offset by lease termination fee income, included in other income, of $36,000 in 2002 and $64,000 in 2001. Professional fees were $186,000 in 2002 compared to $211,000 in 2001, with the decrease due to lower consulting and legal fees as a result of less expense related to problem loans.

Other expenses totaled $9,858,000 in 2001, an increase of $146,000 or 1.5% over $9,712,000 in 2000. Salaries and employee benefit costs, which represented 47.1% of total other expense, were $4,642,000 for 2001, an increase of $287,000 or 6.6%. The increase was principally due to increasing costs of various employee benefit plans, incentive plans and higher staffing levels. Data processing related expense for 2001 was $521,000 compared to $432,000 in 2000. The increase was due to higher account charges from a third party provider, expanded customer activity in telephone and Internet banking and the installation of an on-line teller system.

Losses on lease residuals were $630,000 in 2001 decreasing from $910,000 in 2000. The decrease was principally due to a lower reserve at year-end, as the leasing portfolio at December 31,2001, was $6.1 million compared to $13.6 million at prior year-end. These losses were partially offset by lease termination fee income, included in other income, of $64,000 in 2001 and $72,000 in 2000. Professional fees were $211,000 in 2001 compared to $248,000 in 2000, with the decrease due to lower legal fees as a result of litigation settled in 2000.

Income Taxes

Income tax expense for the year 2002 was $1,623,000 for an effective tax rate of 27.2%, compared to an expense of $1,601,000 and an effective rate of 27.6% in 2001. The decrease in the effective tax rate is principally due to higher levels of interest income on municipal securities, which is not subject to Federal Income Tax.

Income tax expense for the year 2001 was $1,601,000 for an effective tax rate of 27.6%, compared to an expense of $1,504,000 and an effective rate of 28.0% in 2000. The decrease in the effective tax rate is principally due to higher levels of interest income on municipal securities, which is not subject to Federal Income Tax.

Capital and Dividends

BOOK VALUE PER SHARE


1998
$15.56
1999
$15.28
2000
$17.99
2001
$20.05
2002
$22.64

Total stockholders' equity at December 31, 2002, was $40.1 million, compared to $35.1 million at year-end 2001. The increase was principally due to retention of earnings of $2,817,000 after cash dividends declared of $1,536,000, and a $1,489,000 increase in accumulated other comprehensive income due to market value changes in the Company's AFS securities portfolio principally as a result of decreasing interest rates. At December 31, 2002 the Company had a leverage capital ratio of 10.13%, Tier 1 risk-based capital of 15.06% and total risk-based capital of 16.57% compared to 9.93%, 13.78% and 15.30%, respectively, in 2001.

The following table sets forth the price range and cash dividends declared per share regarding common stock for the period indicated:

	Closing Price Range		Cash dividend
	High	Low	paid per share
Year 2002			
First Quarter	$ 27.00	$ 25.50	$ .22
Second Quarter	29.50	26.10	.22
Third Quarter	30.40	28.30	.22
Fourth Quarter	30.25	28.35	.24
Year 2001			
First Quarter	$ 20.50	$ 17.25	$ .20
Second Quarter	22.70	19.625	.20
Third Quarter	27.10	21.25	.20
Fourth Quarter	26.75	25.00	.22

The book value of the common stock was $22.64 per share at December 31, 2002 compared to $20.05 at prior year-end. At year-end 2002, the stock price was $29.79 per share, compared to $26.11 at December 31, 2001.

NORWOOD FINANCIAL CORP

Summary of Quarterly Results (unaudited)
(Dollars in thousands, except per share amounts)

2002

	December 31	September 30	June 30	March 31
Net interest income	$ 3,479	$ 3,528	$ 3,494	$ 3,450
Provision for loan losses	150	150	150	180
Other income	620	755	931	698
Other expense	2,385	2,540	2,856	2,568
Income before income taxes	1,564	1,593	1,419	1,400
Income tax expense	435	439	378	371
NET INCOME	$ 1,129	$ 1,154	$ 1,041	$ 1,029
Basic earnings per share	$ 0.66	$ 0.68	$ 0.61	$ 0.61
Diluted earnings per share	$ 0.65	$ 0.67	$ 0.60	$ 0.60

2001

	December 31	September 30	June 30	March 31
Net interest income	$ 3,478	$ 3,429	$ 3,361	$ 3,286
Provision for loan losses	150	175	200	170
Other income	772	670	694	666
Other expense	2,523	2,421	2,464	2,450
Income before income taxes	1,577	1,503	1,391	1,332
Income tax expense	454	409	375	363
NET INCOME	$ 1,123	$ 1,094	$ 1,016	$ 969
Basic earnings per share	$ 0.67	$ 0.65	$ 0.60	$ 0.58
Diluted earnings per share	$ 0.66	$ 0.64	$ 0.60	$ 0.58

NORWOOD FINANCIAL CORP. CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2002			2001			2000		
	Average Balance(2)	Interest(1)	Avg. Rate	Average Balance(2)	Interest(1)	Avg. Rate	Average Balance(2)	Interest(1)	Avg. Rate
ASSETS									
Interest Earning Assets									
Federal funds sold	$ 15,573	$ 258	1.66%	$ 8,322	$ 262	3.15%	$ 521	$ 31	5.95%
Interest bearing deposits with banks	346	5	1.45	162	6	3.70	210	6	2.86
Securities held to maturity	6,212	545	8.77	6,822	599	8.78	7,480	648	8.66
Securities available for sale									
Taxable	89,956	4,623	5.14	76,139	4,646	6.10	76,537	5,082	6.64
Tax-exempt	13,616	1,010	7.42	11,086	804	7.25	4,292	317	7.39
Total securities available for sale	103,572	5,633	5.44	87,225	5,450	6.25	80,829	5,399	6.68
Loans Receivable(3,4)	213,814	15,651	7.32	214,905	17,934	8.35	211,174	18,217	8.63
Total interest earnings assets	339,517	22,092	6.51	317,436	24,251	7.64	300,214	24,301	8.09
Non-interest earning assts									
Cash and due from banks	8,452			7,559			7,130		
Allowance for loan losses	(3,228)			(3,268)			(3,354)		
Other assets	14,093			14,264			15,245		
Total non-interest earning assets	19,317			18,555			19,021		
TOTAL ASSETS	$ 358,834			$335,991			$319,235		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest- bearing liabilities:									
Interest-bearing demand and Money Market	$ 74,696	730	0.98	$66,101	1,298	1.96	$ 60,822	1,515	2.49
Savings	48,361	648	1.34	42,631	792	1.86	42,492	933	2.20
Time	127,571	4,761	3.73	122,161	6,329	5.18	111,778	6,097	5.45
Total interest- bearing deposits	250,628	6,139	2.45	230,893	8,419	3.65	215,092	8,545	3.97
Short-term borrowings	9,550	176	1.84	7,781	295	3.79	6,914	303	4.38
Other borrowings	23,230	1,298	5.59	24,450	1,496	6.12	33,883	2,029	5.99
Total interest-bearing liabilities	283,408	7,613	2.69	263,124	10,210	3.88	255,889	10,877	4.25
Non-interest bearing demand	33,966			31,407			29,525		
Other liabilities	3,949			7,942			5,746		
Total non-interest bearing liabilities	37,915			39,349			35,271		
Shareholders' equity	37,511			33,518			28,075		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 358,834			$335,991			$319,235		
Net interest income									
(tax-equivalent basis)		14,479	3.82%		14,041	3.76%		$ 13,424	3.84%
Tax -equivalent basis adjustment		(528)			(487)			(357)	
Net interest income		$ 13,951			$ 13,554			$ 13,067	
Net interest margin(tax-equivalent basis)			4.26%			4.42%			4.47%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of deferred fees, net of costs.

RATE/VOLUME ANALYSIS

The following table shows fully taxable equivalent effect of changes in volume and rate on interest income and interest expense.

	Increase/(Decrease)					
	2002 Compared to 2001 Variance Due to			2001 Compared to 2000 Variance Due to		
(dollars in thousands)						
INTEREST EARNING ASSETS:	Volume	Rate	Net	Volume	Rate	Net
Federal funds sold	$ 158	$ (162)	$ (4)	$ 252	$ (21)	$ 231
Interest bearing deposits with banks	4	(5)	(1)	(2)	2	-
Securities held to maturity	(54)	-	(54)	(58)	9	(49)
Securities available for sale						
Taxable	772	(795)	(23)	(26)	(410)	(436)
Tax-exempt	186	20	206	493	(6)	487
Total securities available for sale	958	(775)	183	467	(416)	51
Loans Receivable	(91)	(2,192)	(2,283)	318	(601)	(283)
Total interest earning assets	976	(3,135)	(2,159)	977	(1,027)	(50)
INTEREST BEARING LIABILITIES:						
Interest-bearing demand and money market	151	(719)	(568)	123	(340)	(217)
Savings	97	(241)	(144)	3	(144)	(141)
Time	270	(1,838)	(1,568)	547	(315)	232
Total interest-bearing deposits	518	(2,798)	(2,280)	673	(799)	(126)
Short-term borrowings	56	(175)	(119)	(76)	68	(8)
Other borrowings	(72)	(126)	(198)	(399)	(134)	(533)
Total interest bearing liabilities	502	(3,099)	(2,597)	198	(865)	(667)
Net interest income (tax-equivalent basis)	$ 474	$ (36)	$ 438	$ 779	$ (162)	$ 617

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 24, 2003

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2002	2001
	(In Thousands)	
Cash and due from banks	$ 9,579	$ 9,645
Interest bearing deposits with banks	230	111
Federal funds sold	6,435	7,580
Cash and Cash Equivalents	16,244	17,336
Securities available for sale	114,843	95,793
Securities held to maturity, fair value 2002 $6,504; 2001 $6,464	6,204	6,226
Loans receivable, net of allowance for loan losses 2002 $3,146; 2001 $3,216	214,824	210,978
Investment in FHLB stock, at cost	1,637	1,400
Bank premises and equipment, net	5,986	6,037
Accrued interest receivable	1,799	1,879
Other assets	5,931	6,380
Total Assets	$ 367,468	$ 346,029

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 33,453	$ 31,715
Interest-bearing demand	40,407	34,939
Money market deposit accounts	38,908	34,360
Savings	51,629	44,894
Time	127,455	129,015
Total Deposits	291,852	274,923
Short-term borrowings	9,016	6,641
Long-term debt	23,000	25,000
Accrued interest payable	1,654	2,326
Other liabilities	1,821	2,023
Total Liabilities	327,343	310,913
STOCKHOLDERS' EQUITY		
Common stock, par value $.10 per share; authorized 10,000,000 shares; issued 1,803,824 shares	180	180
Surplus	4,762	4,687
Retained earnings	34,082	31,265
Treasury stock, at cost 2002 31,506 shares; 2001 52,591 shares	(640)	(1,066)
Accumulated other comprehensive income	2,491	1,002
Unearned Employee Stock Ownership Plan (ESOP) shares	(750)	(952)
Total Stockholders' Equity	40,125	35,116
Total Liabilities and Stockholders' Equity	$ 367,468	$ 346,029

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	$ 15,651	$ 17,924	$ 18,188
Securities:			
Taxable	4,623	4,646	5,082
Tax exempt	1,027	926	637
Other	263	268	37
Total Interest Income	21,564	23,764	23,944
INTEREST EXPENSE			
Deposits	6,139	8,419	8,545
Short-term borrowings	176	295	303
Long-term debt	1,298	1,496	2,029
Total Interest Expense	7,613	10,210	10,877
Net Interest Income	13,951	13,554	13,067
PROVISION FOR LOAN LOSSES	630	695	480
Net Interest Income after Provision for Loan Losses	13,321	12,859	12,587
OTHER INCOME			
Service charges and fees	1,788	1,661	1,486
Income from fiduciary activities	236	256	288
Net realized gains on sales of securities	427	212	35
Other	553	673	680
Total Other Income	3,004	2,802	2,489
OTHER EXPENSES			
Salaries and employee benefits	4,847	4,642	4,355
Occupancy	759	796	720
Furniture and equipment	517	525	514
Data processing related operations	556	521	432
Losses on lease residuals	870	630	910
Advertising	168	131	185
Professional fees	178	211	248
Taxes, other than income	222	287	271
Amortization of intangible assets	178	178	178
Other	2,054	1,937	1,899
Total Other Expenses	10,349	9,858	9,712
Income before Income Taxes	5,976	5,803	5,364
INCOME TAX EXPENSE	1,623	1,601	1,504
Net Income	$ 4,353	$ 4,202	$ 3,860
EARNINGS PER SHARE			
Basic	$ 2.55	$ 2.50	$ 2.32
Diluted	$ 2.52	$ 2.48	$ 2.31

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
	(In Thousands)						
BALANCE - DECEMBER 31, 1999	$ 180	$ 4,603	$ 25,763	$ (1,214)	$ (1,319)	$ (1,359)	$ 26,654
Comprehensive income:							
Net income	-	-	3,860	-	-	-	3,860
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	1,807	-	1,807
Total Comprehensive Income							5,667
Cash dividends declared, $.71 per share	-	-	(1,182)	-	-	-	(1,182)
Issuance of treasury stock	-	-	-	1	-	-	1
Release of earned ESOP shares, net	-	26	-	-	-	204	230
BALANCE - DECEMBER 31, 2000	180	4,629	28,441	(1,213)	488	(1,155)	31,370
Comprehensive income:							
Net income	-	-	4,202	-	-	-	4,202
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	514	-	514
Total Comprehensive Income							4,716
Cash dividends declared, $.82 per share	-	-	(1,378)	-	-	-	(1,378)
Stock options exercised	-	(22)	-	147	-	-	125
Release of earned ESOP shares, net	-	80	-	-	-	203	283
BALANCE - DECEMBER 31, 2001	180	4,687	31,265	(1,066)	1,002	(952)	35,116
Comprehensive income:							
Net income	-	-	4,353	-	-	-	4,353
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	1,489	-	1,489
Total Comprehensive Income							5,842
Cash dividends declared, $.90 per share	-	-	(1,536)	-	-	-	(1,536)
Stock options exercised	-	(78)	-	434	-	-	356
Tax benefit of stock options exercised	-	5	-	-	-	-	5
Acquisition of treasury stock	-	-	-	(8)	-	-	(8)
Release of earned ESOP shares, net	-	148	-	-	-	202	350
BALANCE - DECEMBER 31, 2002	$ 180	$ 4,762	$ 34,082	$ (640)	$ 2,491	$ (750)	$ 40,125

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000
	Years Ended December 31, (In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,353	$ 4,202	$ 3,860
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	630	695	480
Depreciation	617	613	612
Amortization of intangible assets	178	178	178
Deferred income taxes	(1,159)	(1,485)	(298)
Net amortization of securities premiums and discounts	233	99	6
Net realized gains on sales of securities	(427)	(212)	(35)
Earnings on life insurance policy	(183)	(179)	(166)
Gain on sale of bank premises and equipment and foreclosed real estate	(49)	-	(80)
Gain on sale of mortgage loans	(82)	(48)	(231)
Mortgage loans originated for sale	(5,409)	(2,172)	(1,415)
Proceeds from sale of mortgage loans	5,491	2,220	1,646
Tax benefit of stock options exercised	5	-	-
Release of ESOP shares	350	283	230
Decrease in accrued interest receivable and other assets	1,183	1,813	1,597
Decrease in accrued interest payable and other liabilities	(530)	(1,010)	(210)
Net Cash Provided by Operating Activities	5,201	4,997	6,174
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	6,455	14,632	13,811
Proceeds from maturities and principal reductions on mortgage-backed securities	46,336	31,302	7,832
Purchases	(69,393)	(63,787)	(19,653)
Securities held to maturity, proceeds from maturities	30	1,275	-
(Increase) decrease in investment in FHLB stock	(237)	1,181	-
Net (increase) decrease in loans	(5,660)	77	(12,940)
Purchase of life insurance policy	-	(240)	-
Purchase of bank premises and equipment	(572)	(445)	(351)
Proceeds from sales of premises and equipment and foreclosed real estate	590	121	439
Net Cash Used in Investing Activities	(22,451)	(15,884)	(10,862)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	16,929	21,964	9,452
Net increase (decrease) in short-term borrowings	2,375	(1,219)	(740)
Repayments of long-term debt	(2,000)	(8,000)	(15,000)
Proceeds from long-term debt	-	5,000	13,000
Stock options exercised	356	125	-
Proceeds from (acquisition of) treasury stock	(8)	-	1
Cash dividends paid	(1,494)	(1,341)	(1,129)
Net Cash Provided by Financing Activities	16,158	16,529	5,584
Net Increase (Decrease) in Cash and Cash Equivalents	(1,092)	5,642	896
CASH AND CASH EQUIVALENTS - BEGINNING	17,336	11,694	10,798
CASH AND CASH EQUIVALENTS - ENDING	$ 16,244	$ 17,336	$ 11,694

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate, commercial and consumer loans, as well as interest earnings on investment securities and deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the period to maturity.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The stock is carried at cost.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The Company has a portfolio of direct financing leases. These direct financing leases are carried at the Company's net investment, which includes the sum of aggregate rentals receivable and the estimated residual value of the leased automobiles less unearned income. Unearned income is amortized over the leases' terms by methods that approximate the interest method.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate is included in other assets.

Intangible Assets

Intangible assets are included in other assets and are being amortized over periods from seven to fifteen years. Annual assessments of the carrying values and remaining amortization periods of intangible assets are made to determine possible carrying value impairment and appropriate adjustments, as deemed necessary.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

Cash payments for interest for the years ended December 31, 2002, 2001 and 2000 were $8,285,000, $11,012,000 and $10,134,000, respectively. Cash payments for income taxes for the years ended December 31, 2002, 2001 and 2000 were $3,117,000, $3,225,000 and $2,200,000, respectively. Non-cash investing activities for 2002, 2001 and 2000 included foreclosed mortgage loans transferred to real estate owned and repossession of other assets of $1,183,000, $1,427,000 and $1,099,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2002	2001	2000
	(In Thousands)		
Unrealized holding gains on available for sale securities	$ 2,690	$ 976	$ 2,790
Reclassification adjustment for gains realized in income	427	212	35
Net Unrealized Gains	2,263	764	2,755
Income tax	774	250	948
Net of Tax Amount	$ 1,489	$ 514	$ 1,807

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

Reclassifications

Certain items in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 financial statement presentation format. These reclassifications had no effect on net income.

New Accounting Standards

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This Statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The Statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination". If the acquisition meets the conditions of a "business combination", the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of any unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No. 147. The transition provisions were effective on October 1, 2002. At December 31, 2002, the Company had intangible assets with a net book value of $461,000, which will continue to be amortized under the new rules. Amortization expense related to these assets was $178,000 for each of the years ended December 31, 2002, 2001 and 2000.

In July of 2001, the Financial Accounting Standards Board issued Statement 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement became effective for the Company on January 1, 2003 and did not have a significant impact on the Company's financial condition or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement delays recognition of these costs until liabilities are incurred, rather than at the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002 and are not expected to have a significant impact on the Company's financial condition or results of operations.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities were as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 32,974	$ 223	$ -	$ 33,197
States and political subdivisions	14,835	329	(4)	15,160
Corporate obligations	11,102	394	(93)	11,403
Mortgage-backed securities	51,836	1,526	(4)	53,358
	110,747	2,472	(101)	113,118
Equity securities	315	1,410	-	1,725
	$ 111,062	$ 3,882	$ (101)	$ 114,843
HELD TO MATURITY:				
States and political subdivisions	$ 6,204	$ 300	$ -	$ 6,504
	December 31, 2001			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 15,462	$ 185	$ -	$ 15,647
States and political subdivisions	12,791	108	(259)	12,640
Corporate obligations	14,140	360	(256)	14,244
Mortgage-backed securities	51,559	194	(294)	51,459
	93,952	847	(809)	93,990
Equity securities	323	1,480	-	1,803
	$ 94,275	$ 2,327	$ (809)	$ 95,793
HELD TO MATURITY:				
States and political subdivisions	$ 6,226	$ 238	$ -	$ 6,464

Equity securities consist of stock in bank holding companies.

The amortized cost and fair value of securities as of December 31, 2002 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 2,504	$ 2,546	$ -	$ -
Due after one year through five years	41,714	42,275	926	953
Due after five years through ten years	1,678	1,698	-	-
Due after ten years	13,015	13,241	5,278	5,551
	58,911	59,760	6,204	6,504
Mortgage-backed securities	51,836	53,358	-	-
Equity securities	315	1,725	-	-
	$ 111,062	$ 114,843	$ 6,204	$ 6,504

Gross realized gains and gross realized losses on sales of securities available for sale were $432,000 and $5,000, respectively, in 2002, $216,000 and $4,000, respectively, in 2001, and $51,000 and $16,000, respectively, in 2000.

Securities with a carrying value of $28,663,000 and $27,937,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans receivable at December 31 were as follows:

	2002	2001
	(In Thousands)	
Real estate:		
Residential	$ 69,040	$ 64,635
Commercial	79,623	63,609
Construction	4,109	4,642
Commercial, financial and agricultural	15,074	17,442
Consumer loans to individuals	48,951	58,143
Lease financing, net of unearned income	1,592	6,126
	218,389	214,597
Unearned income and deferred fees	(419)	(403)
Allowance for loan losses	(3,146)	(3,216)
	$ 214,824	$ 210,978

The Bank's net investment in direct financing leases at December 31 consists of:

	2002	2001
	(In Thousands)	
Minimum lease payments receivable	$ 325	$ 1,416
Estimated unguaranteed residual values	1,347	5,092
Unearned income	(80)	(382)
	$ 1,592	$ 6,126

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2002	2001	2000
		(In Thousands)	
Balance, beginning	$ 3,216	$ 3,300	$ 3,344
Provision for loan losses	630	695	480
Recoveries	94	107	244
Loans charged off	(794)	(886)	(768)
Balance, ending	$ 3,146	$ 3,216	$ 3,300

The recorded investment in impaired loans, not requiring an allowance for loan losses was $256,000 and $618,000 at December 31, 2002 and 2001, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- and $64,000 at December 31, 2002 and 2001, respectively. The related allowance for loan losses associated with these loans was $-0- and $7,000, respectively, at December 31, 2002 and 2001. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in these impaired loans was $262,000, $694,000 and $364,000 and the interest income recognized on these impaired loans was $23,000, $22,000 and $-0-, respectively.

Loans on which the accrual of interest has been discontinued amounted to $216,000 and $672,000 at December 31, 2002 and 2001, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $5,000 and $11,000 at December 31, 2002 and 2001, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2002	2001
	(In Thousands)	
Land and improvements	$ 924	$ 924
Buildings and improvements	6,957	6,938
Furniture and equipment	3,583	3,189
	11,464	11,051
Accumulated depreciation	(5,478)	(5,014)
	$ 5,986	$ 6,037

NOTE 6 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $29,533,000 and $27,424,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows (in thousands):

2003	$ 94,952
2004	16,714
2005	3,525
2006	9,397
2007	2,867
	$ 127,455

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2002	2001
	(In Thousands)	
Securities sold under agreements to repurchase	$ 8,016	$ 6,246
U.S. Treasury demand notes	1,000	395
	$ 9,016	$ 6,641

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,	
	2002	2001
	(Dollars In Thousands)	
Average balance during the year	$ 9,552	$ 7,781
Average interest rate during the year	1.84 %	3.80%
Maximum month-end balance during the year	$ 15,168	$ 9,411

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with amortized cost and fair value of $10,303,000 and $10,388,000 at December 31, 2002 and $8,027,000 and $7,917,000 at December 31, 2001 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

The Company has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2003. There were no borrowings under this line of credit at December 31, 2002 and 2001.

NOTE 7 - BORROWINGS (CONTINUED)

Long-term debt consisted of the following at December 31, 2002 and 2001:

	2002	2001
	(In Thousands)	
Notes with the Federal Home Loan Bank (FHLB):		
Fixed note due February 2002 at 5.09%	$ -	$ 2,000
Convertible note due April 2005 at 6.13%	5,000	5,000
Convertible note due December 2006 at 6.19%	5,000	5,000
Convertible note due April 2009 at 4.83%	5,000	5,000
Convertible note due April 2009 at 5.07%	5,000	5,000
Convertible note due January 2011 at 5.24%	3,000	3,000
	$ 23,000	$ 25,000

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 16 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $120,419,000 of which $23,000,000 was outstanding at December 31, 2002. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $170,000, $166,000 and $145,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has a leveraged employee stock ownership plan ("ESOP") for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company's common stock with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation

NOTE 8 - EMPLOYEE BENEFIT PLANS (CONTINUED)

expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt.

Compensation expense for the ESOP was $348,000, $269,000 and $214,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The status of the ESOP shares at December 31 are as follows:

	2002	2001
Allocated shares	**68,607**	60,141
Shares released from allocation	**6,382**	2,981
Unreleased shares	**46,223**	58,090
Total ESOP shares	**121,212**	121,212
Fair value of unreleased shares	**$ 1,377,000**	$ 1,517,000

NOTE 9 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2002	2001	2000
	(In Thousands)		
Current	$ 2,782	$ 3,086	$ 1,802
Deferred	(1,159)	(1,485)	(298)
	$ 1,623	$ 1,601	$ 1,504

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes		
	Years Ended December 31,		
	2002	2001	2000
Tax at statutory rates	34.0 %	34.0 %	34.0 %
Tax exempt interest income, net of interest expense disallowance	(5.8)	(4.9)	(4.1)
Low-income housing tax credit	(1.0)	(1.0)	(1.1)
Earnings on life insurance	(1.1)	(1.2)	(1.1)
Other	1.1	0.7	0.3
	27.2 %	27.6 %	28.0 %

The income tax provision includes $145,000, $72,000 and $12,000 of income taxes relating to realized securities gains for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 9 - INCOME TAXES (CONTINUED)

The net deferred tax liability included in other liabilities in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2002	2001
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 847	$ 829
Deferred compensation	126	94
Intangible assets	187	170
Other	9	30
Total Deferred Tax Assets	1,169	1,123
Deferred tax liabilities:		
Net unrealized gain on securities	1,290	516
Premises and equipment	160	176
Lease financing	362	1,513
Other	93	39
Total Deferred Tax Liabilities	1,905	2,244
Net Deferred Tax Liability	$ (736)	$ (1,121)

NOTE 10 - TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2002 and 2001 such loans amounted to $1,693,000 and $3,522,000, respectively. During 2002, new loans to such related parties totaled $1,031,000 and repayments aggregated $2,860,000.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY (CONTINUED)

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2002						
Total capital (to risk-weighted assets)	**$ 39,477**	**16.31 %**	**$ ≥19,358**	**≥8.00 %**	**$ ≥24,198**	**≥10.00 %**
Tier 1 capital (to risk-weighted assets)	**35,891**	**14.83**	**≥ 9,679**	**≥4.00**	**≥14,519**	**≥ 6.00**
Tier 1 capital (to average assets)	**35,891**	**9.82**	**≥14,614**	**≥4.00**	**≥18,268**	**≥ 5.00**
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$ 36,440	15.22 %	$ ≥19,150	≥8.00 %	$ ≥23,937	≥10.00 %
Tier 1 capital (to risk-weighted assets)	32,838	13.72	≥ 9,575	≥4.00	≥14,362	≥ 6.00
Tier 1 capital (to average assets)	32,838	9.56	≥13,734	≥4.00	≥17,167	≥ 5.00

The Company's ratios do not differ significantly from the Bank's ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2002 and 2001 was approximately $3,845,000 and $3,021,000, respectively.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002 $31,283,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

NOTE 12 - STOCK OPTION PLAN

The Company adopted a Stock Option Plan for the officers and employees of the Company in 1995. An aggregate of 500,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the Plan. In 1999, the Company adopted the Directors Stock Compensation Plan, with an aggregate of 17,600 shares reserved for issuance under the Plan. The stock options typically have expiration terms ranging between one and ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted.

NOTE 12 - STOCK OPTION PLAN (CONTINUED)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	103,590	$ 20.10	96,330	$ 18.79	80,330	$ 19.28
Granted	15,000	30.00	15,500	26.75	16,000	16.31
Exercised	(21,370)	16.68	(7,240)	17.32	-	N/A
Forfeited	-	N/A	(1,000)	16.31	-	N/A
Outstanding, end of year	97,220	$ 22.38	103,590	$ 20.10	96,330	$ 18.79
Exercisable, at end of year	82,220	$ 20.99				

Exercise prices for options outstanding as of December 31, 2002 ranged from $16.31 to $30.00 per share. The weighted average remaining contractual life is 6.9 years.

The Company accounts for the stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Years Ended December 31, 2002	2001	2000
	(In Thousands, Except Per Share Data)		
Net income, as reported	$ 4,353	$ 4,202	$ 3,860
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	(74)	(45)	(64)
Pro forma net income	$ 4,279	$ 4,157	$ 3,796
Earnings per share (basic):			
As reported	$ 2.55	$ 2.50	$ 2.32
Pro forma	$ 2.51	$ 2.47	$ 2.28
Earnings per share (assuming dilution):			
As reported	$ 2.52	$ 2.48	$ 2.31
Pro forma	$ 2.47	$ 2.45	$ 2.27

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31, 2002	2001	2000
Dividend yield	3.13 %	3.55 %	3.54 %
Expected life	8 years	8 years	8 years
Expected volatility	11.81 %	19.39 %	19.10 %
Risk-free interest rate	3.81 %	4.97 %	5.26 %
Weighted average fair value of options granted	$3.66	$5.26	$3.29

NOTE 13 - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31,		
	2002	2001	2000
	(In Thousands, Except Per Share Data)		
Numerator, net income	$ 4,353	$ 4,202	$ 3,860
Denominator:			
Denominator for basic earnings per share, weighted average shares	1,704	1,681	1,666
Effect of dilutive securities, employee stock options	27	14	6
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	1,731	1,695	1,672
Basic earnings per common share	$ **2.55**	$ 2.50	$ 2.32
Diluted earnings per common share	$ **2.52**	$ 2.48	$ 2.31

NOTE 14 - OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2002	2001
	(In Thousands)	
Commitments to grant loans	$ 10,438	$ 6,929
Unfunded commitments under lines of credit	21,765	17,312
Standby letters of credit	1,298	713
	$ 33,501	$ 24,954

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, when deemed necessary, supporting those commitments.

NOTE 15 - CONCENTRATIONS OF CREDIT RISK

The Bank operates primarily in Wayne, Pike and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2002 and 2001:

- For cash and due from banks, interest-bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Disclosure of the fair value of leases receivable is not required and has not been included in the following table.

- The fair value of the investment in FHLB stock is the carrying amount.

- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.

- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

- The fair value of short-term borrowings approximate their carrying amount.

- The fair value of long-term debt is estimated using discounted cash flow analyses based upon the Company's current borrowing rates for similar types of borrowing arrangements.

- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	$ 16,244	$ 16,244	$ 17,336	$ 17,336
Securities	121,047	121,347	102,019	102,257
Loans receivable, net	213,232	222,723	204,852	211,392
Investment in FHLB stock	1,637	1,637	1,400	1,400
Accrued interest receivable	1,799	1,799	1,879	1,879
Financial liabilities:				
Deposits	291,852	292,757	274,923	275,961
Short-term borrowings	9,016	9,016	6,641	6,641
Long-term debt	23,000	25,610	25,000	26,111
Accrued interest payable	1,654	1,654	2,326	2,326
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	-	-	-	-

NOTE 17 - NORWOOD FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In Thousands)	
ASSETS		
Cash on deposit in bank subsidiary	$ 1,544	$ 943
Securities available for sale	370	280
Investment in bank subsidiary	38,739	34,394
Other assets	2	6
	$ 40,655	$ 35,623
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 530	$ 507
Stockholders' equity	40,125	35,116
	$ 40,655	$ 35,623

STATEMENTS OF INCOME

	Year Ended December 31, 2002	2001	2000
	(In Thousands)		
Income:			
Dividends from bank subsidiary	$ 1,536	$ 1,378	$ 1,182
Interest income from bank subsidiary	42	102	120
Other interest income	15	8	18
Net realized gains on sales of securities	-	-	15
	1,593	1,488	1,335
Expenses	144	105	143
	1,449	1,383	1,192
Income tax expense (benefit)	(31)	10	2
	1,480	1,373	1,190
Equity in undistributed earnings of subsidiary	2,873	2,829	2,670
Net Income	$ 4,353	$ 4,202	$ 3,860

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	2001	2000
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,353	$ 4,202	$ 3,860
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	(2,873)	(2,829)	(2,670)
Net realized gain on sale of securities	-	-	(15)
Release of ESOP shares	350	283	230
Tax benefit of stock options exercised	5	-	-
Other, net	(33)	21	14
Net Cash Provided by Operating Activities	1,802	1,677	1,419
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in bank subsidiary	-	(200)	(400)
Purchase of securities available for sale	(55)	-	(78)
Proceeds from sale and maturity of securities available for sale	-	-	359
Net Cash Used in Investing Activities	(55)	(200)	(119)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	356	125	-
(Acquisition) issuance of treasury stock	(8)	-	1
Cash dividends paid	(1,494)	(1,341)	(1,129)
Net Cash Used in Financing Activities	(1,146)	(1,216)	(1,128)
Increase in Cash and Cash Equivalents	601	261	172
CASH AND CASH EQUIVALENTS - BEGINNING	943	682	510
CASH AND CASH EQUIVALENTS - ENDING	$ 1,544	$ 943	$ 682

INVESTOR INFORMATION

Stock Listing

Norwood Financial Corp stock is traded on the Nasdaq National Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Ferris Baker Watts
Baltimore, MD
410-659-4616

F.J. Morrissey & Co, Inc.
West Conshohocken, PA
800-842-8928

Legg Mason Wood Walker, Inc.
Scranton, PA 18507
570-346-9300

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Ryan Beck & Co.
Livingston, NJ
800-395-7926

Boenning & Scattergood, Inc.
West Conshohoken, PA
800-496-1170

Transfer Agent

Illinois Stock Transfer Company, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953

Dividend Calendar

Dividends on Norwood Financial Corp common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

Automatic Dividend Reinvestment Plan

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent or Lewis J. Critelli for additional information.

SEC Reports and Additional Information

A copy of the Company's report on Form 10-K for its fiscal year ended December 31, 2002 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting Lewis J. Critelli, Executive Vice President and Chief Financial Officer, Norwood Financial Corp, 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455

Norwood Financial Corp

www.waynebank.com

NORWOOD FINANCIAL CORP

Russell L. Ridd	*Chairman of the Board*
William W. Davis, Jr.	*President and Chief Executive Officer*
Lewis J. Critelli	*Executive Vice President and Chief Financial Officer*
Edward C. Kasper	*Senior Vice President*
John H. Sanders	*Senior Vice President*
Joseph A. Kneller	*Senior Vice President*
John E. Marshall	*Secretary*

WAYNE BANK

Russell L. Ridd	*Chairman of the Board*
William W. Davis, Jr.	*President and Chief Executive Officer*
Lewis J. Critelli	*Executive Vice President and Chief Financial Officer*
Edward C. Kasper	*Senior Vice President and Senior Loan Officer/Corporate Bank*
John H. Sanders	*Senior Vice President/Retail Bank*
Joseph A. Kneller	*Senior Vice President*
Wayne D. Wilcha	*Senior Vice President and Trust Officer*
John E. Marshall	*Secretary*
Robert J. Behrens, Jr.	*Vice President*
Carolyn K. Gwozdziewycz	*Vice President*
Nancy A. Hart	*Vice President, Controller and Assistant Secretary*
William J. Henigan, Jr.	*Vice President*
William R. Kerstetter	*Vice President*
Barbara A. Ridd	*Vice President*
Eli T. Tomlinson	*Vice President*
Lynne Wetzel	*Vice President*
John F. Carmody	*Assistant Vice President*
James D. Dyson	*Assistant Vice President*
Joann Fuller	*Assistant Vice President*
Kathleen A. Horan	*Assistant Vice President*
Norma J. Kuta	*Assistant Vice President*
Kelley J. Lalley	*Assistant Vice President and Assistant Secretary*
Catherine Alunni	*Community Office Manager*
Laurie J. Bishop	*Assistant Community Office Manager*
Christopher T. Bresset	*Consumer Lending Officer*
Sharon Fontana	*Community Office Manager*
Lorraine M. Gallik	*Commercial Loan Administration Manager*
Karen R. Gasper	*Internal Auditor*
Raymond C. Hebden	*Consumer Loan Manager*
Gary D. Henry	*Automotive Remarketing Manager*
Julie Herzog	*Deposit Operations Manager*
Annette A. Jurkowski	*Trust Operations Manager*
Thomas Kowalski	*Resource Recovery Manager*
Jill Melody	*Assistant Community Office Manager*
William E. Murray	*Mortgage Originator*
Mary Alice Petzinger	*Community Office Manager*
Sarah J. Rapp	*Human Resources Officer*
Diane L. Richter	*Assistant Community Office Manager*
Melissa D. Speaker	*Community Office Manager*
Toni M. Stenger	*Assistant Community Office Manager*
Doreen A. Swingle	*Residential Mortgage Lending Officer*
Jennifer M. Witowic	*Loan Operations Manager*
Nancy M. Worobey	*Community Office Manager*

NORWOOD INVESTMENT CORP

William W. Davis, Jr.	*President and Chief Executive Officer*
Lewis J. Critelli	*Executive Vice President*
Scott C. Rickard	*Investment Representative, Invest Financial Corporation*

MONROE COUNTY ASSOCIATE BOARD

Michael J. Baxter	James H. Ott
Sara Cramer	Ron Sarajian
Andrew Forte	Ray Price
Ralph A. Matergia, Esq.	Marvin Papillon
Randy R. Motts	



www.waynebank.com